Exhibit 99.1

Kaixin Auto Holdings Announces Completion of Morning Star Acquisition and Entry into New Energy Vehicles Manufacturing

BEIJING, Aug. 22, 2023 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced the closing of the acquisition of Morning Star Auto Inc. (“Morning Star”). Following the closing, Morning Star has become a wholly-owned subsidiary of Kaixin, which represents the Company's official entry into the field of new energy vehicle manufacturing.

Mr. Mingjun Lin, chairman and CEO of Kaixin, said: "The Company has gone through a long journey in its transformation into the new energy vehicles business, and the successful completion of the Morning Star acquisition is an important milestone in the successful transformation of Kaixin!"

According to the latest statistics, China's automobile exports during the first half of 2023 increased by 75.7% year-on-year to 2.14 million vehicles, which is equivalent to nearly 70% of last year's total exports. China’s automobile exports have surpassed those of Japan and rank first in the world. In addition, the country's new energy vehicle exports increased by 160% year-on-year to 534,000 vehicles during the first half of 2023, 56% of which are mini-sized (A0 and A00 classes) new energy vehicles. Mini-sized new energy vehicles are the product categories that Kaixin sees huge growth potential and focuses on in its future endeavors.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment and new car sales in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin is in the process of transforming from a nationwide dealerships network to one of the important players in China’s electric vehicle market.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@kaixin.com

SOURCE: Kaixin Auto Holdings